UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                           PENN VIRGINIA CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $6.25 Per Share
                         (Title of Class of Securities)

                                  707 882 106
                                 (CUSIP Number)


                              Dr. Johannes Teyssen
                     Interkohle Beteiligungsgesellschaft mit
                              beschrankter Haftung
                                Tresckowstrasse 5
                                 30457 Hannover
                           Federal Republic of Germany
                        Telephone: 011 49 (511) 439-2543
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                October 28, 1996
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with this Statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 707 882 106


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Interkohle Beteiligungsgesellschaft mit beschrankter Haftung


(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|  (a)

|_|  (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions): OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).|_|

(6)  Citizenship or Place of Organization:  Federal Republic of Germany

    Number of                     (7)    Sole Voting Power:   868,258
      Shares
   Beneficially                   (8)    Shared Voting Power:   n/a
     Owned by
       Each                       (9)    Sole Dispositive Power:   868,258
    Reporting
      Person                     (10)    Shared Dispositive Power:   n/a
       With

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  868,258

(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13) Percent of Class Represented by Amount in Row (11):  19.5%

(14) Type of Reporting Person (See Instructions):  CO

     This Amendment No. 3 amends and restates in its entirety the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 17, 1989 by Interkohle Beteiligungsgesellschaft mit beschrankter Haftung, a corporation organized under the laws of the Federal Republic of Germany ("Interkohle"), as amended by Amendment No. 1 and Amendment No. 2 filed with the SEC on January 10, 1990 and July 9, 1990, respectively (such Schedule, as so amended, being the "Schedule 13D"). This Amendment No. 3 is filed with respect to the 868,258 shares of Common Stock, par value $6.25 per share, issued by Penn Virginia Corporation (the "Company"), a Virginia corporation, which are owned by Interkohle.

Item 1. Security and Issuer.

     This Statement relates to the Common Stock, par value $6.25 per share, of the Company (the "Shares"). The principal executive offices of the Company are located at 800 The Bellevue, 200 South Broad Street, Philadelphia, PA 19102.

Item 2. Identity and Background.

     (a)-(c) This statement is filed by Interkohle whose principal office address and principal business address are located at Tresckowstrasse 5, 30457 Hannover, Federal Republic of Germany. The principal business activity of Interkohle currently consists of the holding of Shares. However, Interkohle may, from time to time, also hold investments in other companies.

     Interkohle has three stockholders: PreussenElektra AG ("PE"), Veba Kraftwerke Ruhr AG ("VKR") and Stinnes AG ("Stinnes").

     PE owns 75% of the outstanding capital stock of Interkohle. PE is a corporation organized under the laws of the Federal Republic of Germany whose principal office address and principal business address are located at Tresckowstrasse 5, 30457 Hannover, Federal Republic of Germany. The principal business activities of PE consist of electric power generation and distribution. All of the outstanding capital stock of PE is owned by Veba AG ("Veba").

     VKR owns 12.5% of the outstanding stock of Interkohle. VKR is a corporation organized under the laws of the Federal Republic of Germany whose principal office address and principal business address are located at Bergmannsgluckstrasse 41-43, 45896 Gelsenkirchen-Buer, Federal Republic of Germany. The principal business activity of VKR consists of the generation of electric power. All of the outstanding stock of VKR is owned by PE.

     Stinnes owns 12.5% of the outstanding stock of Interkohle. Stinnes is a corporation organized under the laws of the Federal Republic of Germany whose principal office address and principal business address are located at Humboldtring 15, 45472 Mulheim/Ruhr 12, Federal Republic of Germany. The principal business activities of Stinnes consist of trading and transportation fields. One hundred percent (100%) of the outstanding stock of Stinnes is owned by Veba.

     Veba is a corporation organized under the laws of the Federal Republic of Germany whose principal office address and principal business address are located at BennigsenPlatz 1, 40474 Dusseldorf, Federal Republic of Germany. The principal business activities of Veba, which are conducted through numerous subsidiaries and affiliated companies, include electric power generation and distribution, several ventures in the petroleum and chemical industries and activities in the trading and transportation fields. The outstanding stock of Veba is owned by approximately 405,000 shareholders.

     The name, business address, present principal occupation for employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Interkohle and of each member of the Management Board and Supervisory Board of Veba are set forth, respectively, in Schedule I and
Schedule II hereto, which are incorporated herein by reference.

     (d) During the last five years, none of Interkohle, PE, VKR, Stinnes, Veba, or, to the best knowledge, respectively, of Interkohle and Veba, any of the executive officers and directors of Interkohle, or any of the members of the Management Board or Supervisory Board of Veba, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of Interkohle, PE, VKR, Stinnes, Veba, or, to the best knowledge, respectively, of Interkohle and Veba, any of the executive officers and directors of Interkohle, or any of the members of the Management Board or Supervisory Board of Veba, was a party to a civil proceeding of the judicial or administrative bodies of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each executive officer and director of Interkohle and of each member of the Management Board and Supervisory Board of Veba is set forth, respectively, in Schedule I and Schedule II hereto, which are incorporated herein by reference.

Item 3. Source and Amount of Funds and Other Consideration.

     In making the purchase of 648,488 Shares, Interkohle exchanged its 1,650,000 shares of common stock, $2.50 par value per share, of Westmoreland Coal Company, a Delaware corporation ("WCC"), and in addition used $5,626,286.87 in cash. The source of such cash was Interkohle's capital.

     In making the purchase of an additional 219,570 Shares, Interkohle used $10,513,789.00 in cash. The source of such cash was Interkohle's capital.

     In making the purchase of an additional 200 Shares, Interkohle used $9,286.00 in cash. The source of such cash was Interkohle's capital.

Item 4. Purpose of Transaction.

     Interkohle initially acquired 648,488 Shares pursuant to an Exchange Agreement dated as of May 31, 1989 (the "Exchange Agreement") and subsequently acquired an additional 219,770 Shares in the aggregate. The Shares were acquired by Interkohle as an investment.

     Following a recent review by Interkohle of all of its investments, Interkohle has concluded that ownership of the Shares is no longer strategically necessary for Interkohle. As a result, Interkohle is considering the possible sale of the Shares. Interkohle may effect the sale of all or a portion of the Shares pursuant to an underwritten public offering, through sales in the open market, in privately negotiated transactions or otherwise, depending on market conditions and other relevant factors. Interkohle intends to keep the Company informed as to any plans it may have regarding any disposition of its Shares. Interkohle will continue to hold the Shares as a financial investment until Interkohle is able to sell the Shares on acceptable terms.

     Except as described above, Interkohle has no present plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company in excess of 15% of the Company's common stock or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as provided in the Stockholders' Agreement dated as of May 31, 1989 between Interkohle and Mr.
E. B. Leisenring, Jr.;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Interkohle beneficially owns a total of 868,258 Shares, representing 19.5% of the issued and outstanding Shares of the Company as of June 30, 1996.

          (a) Except as set forth herein, none of Interkohle, PE, VKR, Stinnes, Veba, or, to the best knowledge, respectively, of Interkohle and Veba, any of the executive officers or directors of Interkohle, or any of the members of the Management Board and Supervisory Board of Veba, beneficially owns or has a right to acquire any Shares.

          (b) Interkohle has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares it beneficially owns.

          (c) The 868,258 Shares beneficially owned by Interkohle were purchased by Interkohle as follows:

               (i) 648,488 Shares pursuant to the Exchange Agreement in exchange for $5,626,286.87 in cash and 1,650,000 shares in common stock, $2.50 par value per share of WCC. The exchange was valued at a price for the Shares of $48.75 per Share and a price for the shares of WCC of $15.75 per share.

               (ii) 174,800 Shares pursuant to the Stock Purchase Agreement dated as of December 13, 1989 between Interkohle and the Company, as purchasers, and Industrial Equity (Pacific) Limited, as vendor, in exchange for $8,303,000 ($47.50 per share).

               (iii) 44,770 Shares pursuant to the Stock Purchase Agreement dated as of December 13, 1989 between Interkohle and the Company in exchange for $2,210,789 ($47.50 per share plus an additional payment of $84,219 as Interkohle's share of consideration paid to Morgan Guaranty Trust Company of New York for certain investment banking services).

               (iv) 200 Shares for $9,268.00 in cash ($46.43 per share).

          (d) Not applicable.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The information set forth under "Purpose of Transaction" in Item 4 hereof and under "Interest in Securities of the Issuer" in Item 5 hereof is incorporated herein by reference.

     Except as set forth in response to Items 4 and 5 hereof, none of Interkohle, PE, VKR, Stinnes, Veba, or, to the best knowledge, respectively, of Interkohle and Veba, any of the executive officers and directors of Interkohle or any of the members of the Management Board and Supervisory Board of Veba, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contract, arrangement, undertaking, or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.


Exhibit No.                        Description

     1 Exchange Agreement dated May 31, 1989, between Interkohle and the Company, providing for the issuance by the Company and the purchase by Interkohle of 648,488 Shares of the Company, representing 14.61% of the outstanding Common Stock of the Company as of May 31, 1989.

     2 Stockholders' Agreement dated as of May 31, 1989, between Interkohle and Mr. E.B. Leisenring, Jr.

     3 Stock Purchase Agreement dated December 13, 1989, between Interkohle and the Company, as purchasers, and Industrial Equity (Pacific) Limited, as vendor, of, respectively, 174,800 and 82,700 Shares of the Company.

     4 Stock Purchase Agreement dated as of December 13, 1989, between Interkohle and the Company, providing for the issuance by the Company and the purchase by Interkohle of 44,770 Shares of the Company.

     5 Amendment to the Exchange Agreement dated May 4, 1990, among Interkohle and the Company.

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


November 14, 1996

INTERKOHLE BETEILIGUNGSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG


/s/  Hans-Albert Oppenborn                   /s/  Johannes Teyssen
---------------------------                   ------------------------
Name:   Dipl. -Kfm. Hans-Albert Oppenborn    Name:  Dr. iur. Johannes Teyssen
Title:  General Manager                      Title: General Manager

                                                                    Schedule I

                       Interkohle Beteiligungsgesellschaft
                   mit beschrankter Haftung* (Closed Corporation)



Name                    Business Address  Occupation        Corporation

Dipl.-Kfm. Hans-Albert  Tresckowstr. 5,   General Manager   Interkohle Beteili-
Oppenborn               30457 Hannover                      gungsgesellschaft
                                                            mbH

Dr. iur. Johannes       Tresckowstr. 5,   General Manager   Interkohle Beteili-
Teyssen                 30457 Hannover                      gungsgesellschaft
                                                            mbH

--------
*  All Managers of Interkohle are citizens of the Federal Republic of Germany

                                                                   Schedule II
                            VEBA Aktiengesellschaft -
                                Management Board*


Name                   Business Address      Occupation         Corporation

Ulrich Hartmann        Bennigsenplatz 1,     Chairman           VEBA AG
                       40474 Dusseldorf      Management Board

Wilheim Bonse-Geu-     Alexander-von-Hum-    Chairman           VEBA OEL AG
king                   boldt-Strabe,         Management Board
                       45896 Gelsenkirchen

Dr. Hans Michael Gaul  Bennigsenplatz 1,     Member             VEBA AG
                       40474 Dusseldorf      Management Board

Dr. Hans-Dieter Harig  Tresckowstr. 5,       Chairman           PreussenElektra
                       30457 Hannover        Management Board   AG

Dr. Hermann Kramer     Bennigsenplatz 1,     Member             VEBA AG
                       40474 Dusseldorf      Management Board

Dr. Manfred Kruper     Bennigsenplatz 1,     Member             VEBA AG
                       40474 Dusseldorf      Management Board

Georg Kulenkampff      Rudolf-v.-Bennigsen-  Chairman           RAAB KARCHER AG
                       Foerder-Platz 1,      Management Board
                       45131 Essen

Helmut Mamsch          Humboldtring 15,      Chairman           STINNES AG
                       45472 Mulheim an der  Management Board
                       Ruhr

Dr. Erhard Meyer-      Paul-Baumann-Str. 1,  Chairman           HULS AG
Galow                  45764 Marl            Management Board

--------

* All members of the Management Board of VEBA AG are citizens of the Federal Republic of Germany

                            VEBA Aktiengesellschaft -
                               Supervisory Board*



Name                Business                Occupation         Corporation

Hermann Josef       Kaiser-Wilhelm-Allee,   Chairman           VEBA AG
Strenger            Gebaude Q 26,           Supervisory Board
                    51368 Leverkusen

Hans Berger         Alte Hattinger Str. 19, Chairman           IG BERGBAU und
                    44789 Bochum                               ENERGIE

Dr. Marcus Bierich  Robert-Bosch-Platz 1,   Chairman           ROBERT BOSCH
                    70839    Gerlingen-     Supervisory Board  GMBH
                    Schillerhohe

Ralf Blauth         Paul-Baumann-Str. 1,    Employee           HULS AG
                    45764 Marl

Dr. Gerhard Cromme  Altendorfer Str. 103,   Chairman           FRIED.- KRUPP AG
                    45143 Essen             Management Board   HOESCH-KRUPP

Rainer Ducker       Tresckowstr. 5,         Employee           PreussenElecktra
                    30457 Hannover                             AG

Harmut Kaminiski    Bergmannsgluckstr.      Employee           VEBA Kraftwerke
                    41-43,                                     Ruhr AG
                    45896 Gelsenkirchen-
                    Buer

Dr. Horst Klose     Leitengraben 3,         Employee           MERO-Firmengruppe
                    97084 Wurzburg

Hilmar Kopper       Taunusanlage 12,        Chairman           Deutsche Bank AG
                    60325 Frankfurt         Management Board


* All members of the Supervisory Board of VEBA AG are citizens of the Federal Republic of Germany except Dr. h. c. Andre Leysen who is a citizen of Belgium and Kurt F. Viermetz who is a citizen of the United States of America.

Name                   Business                Occupation         Corporation

Dr. h.c. Andre Leysen  Septestraat 27,         Chairman           GEVAERT N.V.
                       B-2640 Mortsel          Administrative
                                               Board

Dr. Klaus Liesen       Huttropstr. 60,         Chairman           RUHRGAS AG
                       45138 Essen             Supervisory Board

Helga Lissek-Roza      Rudolf-v.-Bennigsen-    Employee           RAAB KARCHER
                       Foerder-Platz 1,                            AG
                       45131 Essen

Herbert Mai            Theodor-Heuss-Str. 2,   Chairman           labor
                                                                  union/OTV
                       70174 Stuttgart

Dagobert Millinghaus   Humboldtring 15,        Employee           BRENNTAG AG
                       45472 Mulheim/Ruhr

Hubertus Schmoldt      Konigsworther Platz 6,  Chairman           IG CHEMIE-
                       30167 Hannover                             PAPIER-
                                                                  KERAMIK

Dr. Henning Schulte-   Koniginstr. 28,         Chairman           Allianz AG
Noelle                 80802 Munchen           Management Board

Kurt F. Viermetz       60 Wall Street, 20th    Vice Chairman      J.P. MORGAN
                       Floor                                       & CO.
                       New York, N.Y. 10260                       INCORPORATED
                       U.S.A

Dr. Bernd Voss         Jurgen-Ponto-Platz 1,   Member             Dresdner Bank
                       60329 Frankfurt/Main    Management Board   AG

Dr. Peter Weber        Bau 1047,               Employee           HULS AG
                       Paul-Baumann-Str. 1,
                       45764 Marl

Kurt Weslowski         Werk Scholven,          Employee           VEBA OEL AG
                       Pawiker Str. 30,
                       45896 Gelsenkirchen

                                INDEX TO EXHIBITS

Exhibit No.                        Description

     1* Exchange Agreement dated May 31, 1989, between Interkohle and the Company, providing for the issuance by the Company and the purchase by Interkohle of 648,488 Shares of the Company, representing 14.61% of the outstanding Common Stock of the Company as of May 31, 1989.

     2* Stockholders' Agreement dated as of May 31, 1989, between Interkohle and Mr. E.B. Leisenring, Jr.

     3* Stock Purchase Agreement dated December 13, 1989, between Interkohle and the Company, as purchasers, and Industrial Equity (Pacific) Limited, as vendor, of, respectively, 174,800 and 82,700 Shares of the Company.

     4* Stock Purchase Agreement dated as of December 13, 1989, between Interkohle and the Company, providing for the issuance by the Company and the purchase by Interkohle of 44,770 Shares of the Company.

     5* Amendment to the Exchange Agreement dated May 4, 1990, among Interkohle and the Company.

--------

* Previously filed.